

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2010

By U.S. Mail and Facsimile to: (585) 248-7799

Joseph P. Guage
Chief Financial Officer
Student Loan Corporation
750 Washington Blvd.
Stamford, Connecticut 06901

> **Re: Student Loan Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 001-11616**

Dear Mr. Guage:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor